Exhibit (a)(1)(J)

Investor Contact:	Scott W. Smith or Marshall M. Eubank
Ensource Energy Income Fund LP, Houston
713-659-1794

Media Contact:	Stephanie Pillersdorf
Citigate Sard Verbinnen
212-687-8080
Ensource Energy Sends Letter To Eastern American Natural Gas Trust Unitholders
Reiterating Exchange Offer Terms

     Houston, Texas, December 14, 2005 — Ensource Energy Income Fund LP today issued the following letter regarding its exchange offer announced November 29, 2005 to all unitholders of the Eastern American Natural Gas Trust (NYSE: NGT):
To the Unitholders of the Eastern American Natural Gas Trust:
On November 29, 2005, Ensource Energy Income Fund LP announced an exchange offer to acquire control of the Eastern American Natural Gas Trust (NYSE: NGT) under compelling financial terms for the Unitholders of the Trust. On December 1, 2005, JPMorgan Chase Bank, N.A., as Trustee of NGT, issued a response to our proposal that we believe understates the potential benefits it will provide to the Unitholders if the exchange offer is completed. This letter is being sent to ensure that all the Unitholders have a clear understanding of the value of our proposed offer as well as to set the record straight on several key issues.

Key Reasons to Accept the Ensource Exchange Offer:
•	Creates immediate value and opportunity for longer-term capital appreciation.
•	Ensource is an active growth vehicle, pursuing increased distribution and capital appreciation
•	Improved distribution policy
•	Special distribution of between $1.00 and $2.00 per unit, payable upon acceptance of the exchange offer
•	Ensource will make a Significant Financial Investment
•	$20.05 million equity commitment by Ensource

•	Strong management and Board financial alignment
•	Strong Management and Board Track Record
•	Senior management team of Ensource has a combined 45 years of direct oil and gas acquisition and related investment experience

•	Strong Board of Directors will govern all major decisions concerning the activities of Ensource
•	Active Commodity Hedging to Reduce Distribution Risk
The exchange offer will transform NGT into an active growth vehicle, which we believe will provide Unitholders with the opportunity for increased future distributions and capital appreciation from an inefficient, passive, fixed term entity with no management or operating expertise.

Creating Immediate Value and Opportunity for Longer-Term Capital Appreciation
Our business model, patterned after the successful Canadian Royalty Trusts, follows a simple strategic approach:
•	Provide investors with the opportunity to participate in a broad portfolio of managed, producing oil and gas assets;

•	Focus on increasing distributions through the acquisition of interests in long-lived, developed oil and/or natural gas assets with a proven production profile and expense history, which is the lowest risk segment of the upstream energy market;

•	Manage commodity price risk exposure to ensure distributions to our limited partners from the existing trust oil and gas interests (“legacy assets”) and on oil and gas properties to be acquired in the future; and

•	Maintain a conservative capital structure.

Improved Distribution Policy
Our exchange offer provides for the following distribution policy:
•	A special cash distribution of p to $2.00 per unit or a 7% premium based on the current stock price (depending upon the level of acceptance) to be paid to those Unitholders that accept the offer. This special distribution will be funded from capital that will be provided by an Ensource equity commitment to be provided upon closing

•	Minimum quarterly distributions of $.50 per unit, or $2.00 per year; and

•	Preference distributions to the common Unitholders
The Trust was created in 1993 during a different commodity and interest rate environment. Today, over fifty percent (50%) of the net asset value of the Trust consists of zero coupon bonds, which contribute no cash economic returns to the Unitholders. This percentage will increase as the legacy assets continue to deplete over time. Upon completion of the exchange offer, the Unitholders will have the opportunity to participate with us in the value that can be created by the Partnership’s operations in terms of distributions and capital appreciation as we reinvest the cash proceeds from our sale of the non-income producing assets along with our equity commitment, which combined total approximately $95 million, into mature, producing, cash flow generating oil and gas assets.

Significant Financial Investment
As part of the restructuring contemplated with the exchange offer, Ensource has committed to provide additional capital to fund the future growth strategy:
•	A $20.05 million equity commitment by Ensource, subordinated to common Unitholders;

•	Significant source of new capital to fund future growth initiatives and other corporate funding needs such as the special distribution;

•	Aligns the financial interests of Management and the Board of Directors financial interests with those of the common Unitholders and provides assurance that an experienced management team and Board of Directors will be working to build Unitholder value.

•	Under our proposal, approximately 90% of the future value created by execution of the Ensource business plan will be held by the current owners. On a relative value basis, this transaction is neutral to the NGT Unitholders, as we are paying the equivalent of $28.83 per unit for our subordinated units.

Strong Management and Board Track Record
The senior management team of Ensource has a combined 45 years of direct oil and gas acquisition and related investment experience. In addition, the Board of Directors will govern all major decisions concerning the activities of Ensource. The Board, the majority of which are independent directors, is comprised of senior executives or directors of public oil and gas companies with a combined market cap in excess of $5 billion dollars (see pages 151-152 of the prospectus for details on their backgrounds). These individuals have a proven track record of managing energy companies which have created shareholder value and their participation in the operation of the partnership will be critical to its success.

Active Commodity Hedging to Reduce Distribution Risk
We believe Unitholders will recognize the importance of our plan to implement a comprehensive hedging program. Upon a successful closing of the exchange offer, we plan to immediately hedge a significant portion of the 2006 revenues derived from the Trust’s legacy assets. This action, approved by our Board, will serve to protect the distributions that the Unitholders are currently receiving as a result of the current environment of historically high gas prices. Gas prices are very volatile, having fluctuated more than 20% twice in the just the last 3 months. Our hedging program will protect distributions in the event of a decline in the price of natural gas in 2006 and will allow for Unitholder participation in the upside should prices escalate further.

Things To Consider
A Comment on the Fairness Opinion:
On November 29, 2005 Houlihan Lokey Howard & Zukin issued an opinion to the Trustee that the Ensource offer is not fair to the Unitholders. This opinion did not address the merits of our business plan or the concept of creating a growth vehicle on behalf of all the Unitholders. Without taking into account all the elements of our proposal, including the special cash distribution, subordination of our investment to the current Unitholders, management, business plan, etc., we believe that the benefits, and therefore the fairness of our offer was not adequately evaluated in reaching their opinion. We have requested the analysis supporting the opinion, but to date have received no response from the Trustee.
A Comment on the Trustee:
We think it is important that Unitholders understand that their Trustee has no economic interest in the economic performance of the Trust. In fact, between now and 2013, they stand to earn fees associated with management of the Trust in excess of $750,000 — regardless of the Trust’s performance.

Vote For Value Creation
We encourage the Unitholders of NGT to evaluate all the facts in determining whether or not to accept our exchange offer. By joining with us, you have the opportunity to not only share in the special cash distribution, but will participate with us in the Unitholder value that we expect to create as we establish an actively managed partnership for individual investors focused on the acquisition of interests in mature oil and gas producing properties in the United States.

Should any NGT Unitholders, brokers or other parties wish to speak with us directly about this proposal, we can be contacted on our toll free number at 888-844-1784.
If you have any questions about the process of tendering units, please contact Georgeson Shareholder Communications at 800-279-4514.
Very Truly Yours,

Scott W. Smith	Marshall M. Eubank
President	Chief Financial Officer
Where You Can Get More Information
     This is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any exchange offer will be made only through a registration statement and related materials. In connection with the exchange offer, Ensource Energy Income Fund LP (“Ensource”) has filed a registration statement on Form S-4 (containing a prospectus) with the Securities and Exchange Commission (the “SEC”). Investors and security holders of Eastern American Natural Gas Trust (“NGT”) are advised to read these disclosure materials (and any other disclosure materials filed with the SEC when they become available) because these materials contain important information. Investors and security holders may obtain a free copy of the disclosure materials and other documents filed by Ensource with the SEC at the SEC’s website at www.sec.gov. The disclosure materials and other documents of Ensource may also be obtained from Ensource upon request by directing such request to Ensource’s Information Agent, Georgeson Shareholder Communications, Inc., 17 State Street, New York, NY 10004, E-mail: ensource@gscorp.com. Banks and brokerage firms please call: 1-212-440-9800. Shareholders please call: 1-800-279-4514.
     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-279-4514.
Summary Description of Exchange Offer
Bidder: Ensource Energy Income Fund LP and Ensource Energy Partners, LP
Subject Company: Eastern American Natural Gas Trust
(Registration No. 333-126068)
     Pursuant to the terms of the exchange offer, Ensource is offering the current unitholders of NGT the right to tender all of their NGT depositary units in exchange for: (i) one whole common unit of Ensource; and (ii) a pro-rata share of a $5.9 million special cash distribution to be paid by Ensource to holders of NGT depositary units accepted by Ensource in this offer. The exchange offer will remain open until January 12, 2006, unless extended. If Ensource elects to extend the exchange offer, it will inform the exchange agent of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the business day after the day on which the exchange offer was scheduled to expire. The complete terms and conditions of the exchange offer and related transactions are set forth in the prospectus that is a part of the registration statement filed by Ensource with the SEC, as amended from time to time.
Forward-Looking Statements
     This letter contains certain statements that may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included herein are forward-looking statements. Included among forward-looking statements are, among other things statements regarding Ensource’s business strategy, plans and objectives and (ii) statements expressing beliefs and expectations regarding the payment of distributions to Ensource’s limited partners.

Although Ensource believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Ensource’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in Ensource’s periodic reports that are filed with and available from the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this letter. Other than as required under the securities laws, Ensource does not assume a duty to update these forward-looking statements.